October 18, 2004


Postal Code 20549-0303

Via Facsimile (212) 269-5420 and U.S. mail

Gary A. Brooks, Esq.
Cahill Gordon & Reindel LLP
80 Pine Street
New York, New York 10005

Re:	Z-Tel Technologies
	Schedule TO-I
	Filed September 30, 2004
	File No. 005-57653

Dear Mr. Brooks:

We have the following comments on your filing. All defined terms have the same meaning as in your offer materials.

Schedule TO

General

1. We note that the consummation of this offer is conditioned on the receipt of shareholder approval for the offer and certain related transactions. Consider explaining why you commenced this offer before obtaining the required shareholder approval. Revise the offer materials to indicate the approximate time frame for obtaining the approval of shareholders, and to explain that this offer must be extended until you obtain such approval.

2. It appears that the materials you filed on Schedule TO on September 30, 2004 may be soliciting materials with respect to the proxy solicitation presented in the proxy statement you filed on October 6, 2004. Similarly, the proxy statement appears to may constitute written communications made by the issuer relating to the issuer tender offer within the meaning of Rule 13e-4(c). In the future, consider whether communications related to your solicitation should also be filed as offer materials under cover of Schedule TO, and vice versa.

3. We note the disclosure that consummation of the exchange offer is conditioned on the tender by the 1818 Fund of all preferred stock that it owns, and that the representatives of the 1818 Fund have indicated that they intend to tender their shares of preferred stock in the offer if "substantially all" of the shares of the preferred stock held by others are tendered. Explain mechanically how this will work. That is, how will the 1818 Fund gain access to this information while the offer remains open? If you intend to share this information with the 1818 Fund, will you also disclose it generally, and if so, by what means?

4. How will you inform security holders of the results of the shareholder vote approving the offer? Given the fact that the offer`s consummation is conditioned on the vote, dissemination of supplemental offering materials and an extension of the offer may be required.

5. Address supplementally whether this offer represents the first step in a going private transaction. In this regard, we note that ownership of your common stock by officers and directors as a group will increase from 44.35% before the offer to 73.01% after, which presumably may at some point affect its liquidity and possibly also the exchange listing.

Calculation of Filing Fee, cover page

6. It is not clear to us how you calculated the fee for this filing. Provide a breakdown of the transaction valuation for all of the securities subject to the offer. Keep in mind that since the offer is for any and all securities, the fee should be calculated based on the value of the exchange of all the securities in the offer.

Offer to Exchange, cover page

7. Refer to the expiration date in the first paragraph on the cover page. Rule 13e-4(f)(1) requires that the issuer tender offer remain open for at least twenty business days. Rule 13e-4(a)(3) defines "business day" as the time period between 12:01 am and 12:00 midnight Eastern time. Since October 11, 2004 was not a business day, your offer does not comply with the time period mandated by Rule 13e-4(f)(1) and must be extended.

Important Information Regarding the Offer, page I

8. You state that by tendering, security holders are representing that their decision to tender is based solely on this Offer to Exchange and their examination of the company and the terms of the proposed exchange. How can you ask security holders to certify that they did not consider their own specific financial and other conditions in making the decision to tender? Please revise.

9. We note that the exchange is being offered in reliance on the exemption contained in Section 3(a)(9) of the Securities Act of 1933. Supplementally confirm to us that all of the requirements of that section, including the requirement that no consideration be paid with respect to the solicitation, have been met. In this regard, even though you will not pay a soliciting dealer fee for soliciting the preferred shares that are the subject of this offer, will you engage a proxy solicitor to assist with the accompanying shareholder vote that is a condition to the offer? If so, how does this factor into the Section 3(a)(9) analysis?

10. From our telephone conversation today, I understand that accrued but unpaid dividends on the preferred shares have been added to the liquidation preference of each class of securities. Explain supplementally why you believe this treatment of dividends is acceptable under Section 3(a)(9). You should also revise the disclosure in the offer materials concerning those accrued but unpaid dividends that is apparently inaccurate.

Forward Looking Statements, page i

11. We note your reference to the Private Securities Litigation Reform Act of 1995. The Act does not apply to statements made in connection with a tender offer. See Sec. 21E(b)(2)(C) of the Securities Exchange Act of 1934. Revise your schedule TO to clearly acknowledge this, and do not refer to the Private Securities Litigation Reform Act of 1995 in future communications.

Summary Term Sheet, page 1

12. We note your disclosure that the offer will qualify as a tax-free reorganization for federal income tax purposes. Since this represents a legal conclusion, did you get a tax opinion? If so, please include the name of the law firm here and file the opinion as an exhibit to the Schedule TO. See Item 1016(h) of Regulation M-A.

13. The manner in which you treat the accrued but unpaid dividends on the preferred shares for tax purposes appears to be counter to the way you treat them for the Section 3(a)(9) analysis. Please explain why this is appropriate.

Risk Factors, page 9

We may experience volatility in our stock price that could affect your investment, page 18

14. Refer to the disclosure that the completion of the offer will result in a single shareholder controlling "a significant amount of our common stock." Name the shareholder director and quantify the amount of common stock this person will own if he or she exchanges all of their stock.

The Offer to Exchange, page 22

15. In your description of the number of shares to be exchanged, describe the reverse stock split and its impact on the number of shares to be exchanged in the offer. If the reverse stock split is conditional, describe the conditions.

16. In your description of the results of the offer, include the percentage of common shares that the current stockholders presently own.

Procedures for Tendering Preferred Shares, page 24

17. We note your disclosure that you may waive any condition of the offer for any particular tendering shareholder. Reserving the right to waive a condition of the offer as to only particular tendering shareholders raises issues under Rule 13e-4(f)(8) and other wise.
Please revise here and throughout the offer to purchase, where similar language appears.

Conditions, page 25

18. We note that many of the offer conditions listed are broadly drafted. Whether or not an offer condition has been "triggered" is necessarily a subjective determination that you state will be made in your reasonable judgment. For example, what do you mean when you say that "any change or any development involving a prospective change.... [that] makes it impracticable or inadvisable to proceed with the offer" constitutes a condition? Similarly, it would be difficult for a shareholder to determine whether events in Iraq constituted a "national or international crisis directly involving the United States" within the meaning of this offer. Therefore, if you believe that an offer condition has been "triggered" by events that occur while this offer is pending, we expect the company to immediately address this fact and how it intends to proceed. In our view, it is not appropriate, to wait until the expiration date of the offer to announce the failure of the offer due to an event that occurred on day two of the offer. Please confirm your understanding supplementally.

19. As noted in our last comment, many of these offer conditions are excessively broad and general in nature. For example, you state that you may terminate the offer upon "any material change in the general political, market, economic or financial conditions in the United States." Similarly, you reserve the right to end the offer upon any "significant decrease" in the "general level of market prices of equity securities in the United States or abroad." While you may condition your offer on any number of specifically described and objectively verifiable condition, we believe the scope of your conditions sections is so broad as to potentially render this offer illusory. Please revise generally, quantifying where possible.

Acceptance of Preferred Shares for Exchange; Delivery of Common
Shares, page 27

20. Please clarify in this section that you will exchange or return the shares promptly following the expiration of the offer.

Accounting Treatment, page 30

21. With a view towards additional disclosure, explain the impact of your accounting for the exchange on your income statement presentation (including the computation of earnings-per-share). Also, tell us the authoritative literature you`re relying on in support of your accounting treatment.

Incorporation of Certain Documents by Reference, page 45

22. Schedule TO does not permit you to "forward incorporate" by reference to additional documents you may file between the date of filing of the Schedule TO and the expiration date of your offer. Rather, you are under an obligation to amend the Schedule TO whenever the information disclosed materially changes. See Rule 13e-4(c)(3). Please revise the language to the contrary here.

Where you can find more information, page 47

23. Please delete the reference to the SEC`s public reference facilities at its Chicago office. Our regional offices no longer provide public reference services.

Closing

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the offering materials to be certain that they have provided all information the shareholders require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      In connection with responding to our comments above, please provide a written statement from Z-Tel Technologies, Inc.
acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments in the filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	Please file a revised Schedule TO in response to the above comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. If you do not agree with a comment, tell us why in your response. Detailed cover letters greatly facilitate our review.

      Please understand that we may have additional comments after reviewing your amendment and responses to our comments. Address your response letter to the address on the letterhead, using
20549-0303 as the zip code. Direct any questions to me at (202)942-1773.

						Sincerely,



						Christina Chalk
						Special Counsel
						Office of Mergers and
						   Acquisitions